Energy Fuels Issues Letter to Shareholders

July 8, 2015

Energy Fuels Inc. (NYSE MKT:UUUU; TSX:EFR) (“Energy Fuels” or the “Company”), one of the leading uranium producers in the United States, is pleased to present a Letter to Shareholders from President and CEO, Stephen P. Antony:

Dear Fellow Shareholder:

With great enthusiasm, Energy Fuels completed our acquisition of Uranerz Energy Corporation on June 18, 2015, with the common shares of Energy Fuels continuing to trade under the symbol “UUUU” on the NYSE MKT and “EFR” on the Toronto Stock Exchange. By adding Uranerz to our corporate family, we believe Energy Fuels has clearly emerged as the leading uranium production company focused on the U.S. This is an exciting time to be a shareholder of Energy Fuels as we work toward achieving our goal of becoming the largest uranium producer in the largest uranium market: the United States.

I’m proud to say that we are now the only company with both conventional and ISR uranium production in the U.S. In addition, we have a leading portfolio of uranium development projects, a robust book of premium-priced sales contracts with major nuclear utility customers with over 2 million pounds of deliveries through 2020, and the largest NI 43-101 compliant uranium resource portfolio in the U.S. among all producers. Indeed, we believe that we have created a much stronger company from the perspective of production, uranium resources, diversification, production scalability, growth potential, and market capitalization.

Energy Fuels is now the largest publicly-traded uranium company by market capitalization operationally focused and listed in the U.S. We expect this to increase our exposure to institutional and retail investors globally. In fact, on June 29, 2015, Energy Fuels became a member of the Russell 2000®, Russell 3000®, Russell Global® and Russell Microcap® Indexes, and liquidity in our stock has increased substantially.

The U.S. is currently the largest consumer of uranium globally, with 99 nuclear reactors in operation, five under construction, and several more in the planning stages. Yet despite being the World’s dominant producer of uranium as recently as the early 1980s, the U.S. is heavily reliant on imported uranium to fuel our reactor fleet. Right now, Energy Fuels is well-positioned as the 2nd largest supplier of uranium within the U.S. With our recent acquisition of Uranerz, our annual licensed production capacity has increased to 10 million pounds of U3O8 from our two production centers, the White Mesa conventional uranium mill and the Nichols Ranch ISR mine and plant. As I stated above, Energy Fuels’ primary goal is to become the leading uranium mining company in the U.S., strategically supplying the domestic American nuclear power market. Our acquisition of Uranerz was a major step towards achieving that goal.

In 2014, Energy Fuels accounted for about 20% of all U.S. uranium production from our wholly-owned White Mesa uranium mill, the only licensed and operating conventional uranium mill in the U.S. Through our acquisition of Uranerz, we have added current ISR uranium production at Nichols Ranch, which is located in the productive Powder River Basin of Wyoming where large multi-national companies such as Cameco Corporation have nearby operations. We believe the newly combined asset base of the Company, anchored by two distinct production centers and our existing book of sales contracts, only reinforces our belief that Energy Fuels is better positioned than our peers to create shareholder value in the current low uranium price environment. We also believe that our substantial organic production growth potential places us at the top of the heap in terms of our potential to capitalize on the increasing uranium prices we see ahead.

I’d be remiss if I didn't mention that we believe we are observing positive developments in global uranium markets. China is aggressively building new reactors, with 26 under construction today and possibly 150 – 200 reactors in operation by 2030. Uranium production is being cut at major mines around the World. We expect Japan to return to the nuclear family and restart a majority of their operable reactors. Finally, as the World gets more serious about addressing air pollution and global climate change, the nuclear industry, which has a very small carbon footprint, could experience strong growth – and uranium producers like Energy Fuels would be expected to benefit.

As a result of all of this, we believe Energy Fuels offers shareholders like you and me sector-leading leverage to improving nuclear markets and rising uranium prices.

Finally, I would like thank all of our investors for their continued support of Energy Fuels’ growth strategy. I'd also like to take the opportunity to extend a warm welcome to our new shareholders by way of the Uranerz transaction. I'm happy to say our acquisition is already off to a great start, and our management team is excited about the many opportunities that lie ahead as we continue to build the dominant U.S. uranium mining company.

For more information, we encourage you to call us at 888-864-2125, send an email to us at investorinfo@energyfuels.com, or visit our web site at www.energyfuels.com. I’d also invite you to follow us on Twitter (@Energy_Fuels) and LinkedIn to receive additional updates and information.

Warm regards,

Stephen P. Antony President and Chief Executive Officer

About Energy Fuels: Energy Fuels is a leading integrated US-based uranium mining company, supplying U3O8 to major nuclear utilities. Energy Fuels operates two of America’s key uranium production centers, the White Mesa Mill in Utah and the Nichols Ranch Processing Facility in Wyoming. The White Mesa Mill is the only conventional uranium mill operating in the U.S. today and has a licensed capacity of over 8 million pounds of U3O8 per year.The Nichols Ranch Processing Facility, acquired through the Company’s June 2015 acquisition of Uranerz Energy Corporation, is an in situ recovery (“ISR”) production center with a licensed capacity of 2 million pounds of U3O8 per year. Energy Fuels also has the largest NI 43-101 compliant uranium resource portfolio in the U.S. among producers, and uranium mining projects located in a number of Western U.S. states, including two producing mines, mines on standby, and mineral properties in various stages of permitting and development. The Company’s common shares are listed on the NYSE MKT under the trading symbol “UUUU”, and on the Toronto Stock Exchange under the trading symbol “EFR”.

Cautionary Note Regarding Forward-Looking Statements: Certain information contained in this news release, including any information relating to Energy Fuels emergence as a leading uranium production company, portfolio of development projects, book of contracts, creation of a stronger company, increased exposure to institutional and retail investors, the status of the U.S. nuclear market, Japan’s return to the nuclear family, the Company’s goal of becoming the largest uranium producer in the U.S., belief that the Company is better positioned than peers on various considerations, leverage to rising uranium prices, and the Company’s view of improving uranium markets, and any other statements regarding Energy Fuels’ future expectations, beliefs, goals or prospects constitute forward-looking information within the meaning of applicable securities legislation (collectively, "forward-looking statements"). All statements in this news release that are not statements of historical fact (including statements containing the words "expects", "does not expect", "plans", "anticipates", "does not anticipate", "believes", "intends", "estimates", "projects", "potential", "scheduled", "forecast", "budget" and similar expressions) should be considered forward-looking statements. All such forward-looking statements are subject to important risk factors and uncertainties, many of which are beyond Energy Fuels’ ability tocontrol or predict. A number of important factors could cause actual results or events to differ materially from those indicated or implied by such forward-looking statements, including without limitation: Energy Fuels’emergence as a leading uranium production company, portfolio of development projects, book of contracts, creation of a stronger company, increased exposure to institutional and retail investors, the status of the U.S. nuclear market, Japan’s return to the nuclear family, the Company’s goal of becoming the largest uranium producer in the U.S., belief that the Company is better positioned than peers on various considerations, leverage to rising uranium prices, and the Company’s view of improving uranium markets; and other risk factors as described in Energy Fuels’ and Uranerz Energy Corporation’s most recent annual information forms and annual and quarterly financial reports.

Energy Fuels assumes no obligation to update the information in this communication, except as otherwise required by law. Additional information identifying risks and uncertainties is contained in Energy Fuels’ and Uranerz Energy Corporation’s respective filings with the various securities commissions which are available online at www.sec.gov and www.sedar.com. Forward-looking statements are provided for the purpose of providing information about the current expectations, beliefs and plans of the management of Energy Fuels relating to the future. Readers are cautioned that such statements may not be appropriate for other purposes. Readers are also cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.

Investor Relations Inquiries:
Curtis Moore, VP - Marketing & Corporate Development
(303) 974-2140 or (888) 864-2125
investorinfo@energyfuels.com
www.energyfuels.com